
June 10, 2020

Ian E. Gilbey
Chief Executive Officer
Beyond Wellness International, Inc.
303 East 4th Street
Los Angeles, CA 90013

>   **Re: Beyond Wellness International, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed June 4, 2020**
>   **File No. 024-11173**

Dear Mr. Gilbey:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed June 4, 2020

Use of Proceeds to the Company, page 16

1. We have reviewed your revisions in response to comment 2 in the Dilution section. However, it does not appear that you have made corrections to the second paragraph on page 16 under the heading "Use of Proceeds to the Company." Please revise.

Ian E. Gilbey
Beyond Wellness International, Inc.
June 10, 2020
Page 2

You may contact Anthony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Berkman